Exhibit 99.1

Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2025

BEIJING, October 13, 2025 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2025.

Fiscal Year Ended June 30, 2025 Financial Highlights:

-  Total revenue decrease by approximately RMB2.5 million ($0.4 million) or3.7% to RMB66.3 million ($9.3 million) for the year ended June 30, 2025 from RMB68.8 million ($9.6 million) for the same period in 2024.

-  Gross profit decreased to RMB15.2 million ($2.1 million) for the year ended June 30, 2025, from RMB20.9 million ($2.9 million) for the same period in 2024.

-  Gross margin decreased to 23.0% for the year ended June 30, 2025 from 30.3% for the same period in 2024.

-  Net loss was RMB44.2 million ($6.2 million) for the year ended June 30, 2025, a decrease of RMB7.2 million ($1.0 million) from net loss of RMB51.4 million ($7.2 million) for the same period of 2024.

	For the Years Ended
	June 30,
							Percentage
	2025		2024		Increase /(Decrease)		Change
(in RMB millions, except earnings per share; differences due to rounding)
Revenue	RMB	66.3	RMB	68.8	RMB	(2.5)	(3.7)%
Gross profit		15.2		20.9		(5.7)	(27.0)%
Gross margin		23.0%		30.3%		(24.2)%	—
Net loss		(43.7)		(51.4)		(7.2)	(15.0)%
Net loss per share – Basic and diluted		(4.68)		(9.88)		5.2	(52.6)%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon said, “During the 2025 financial year, our primary clients, domestic oil companies, have experienced declining performance due to the impact of oil price fluctuations. Consequently, they have adopted more cautious and cost-conscious approaches to capital expenditures and expense management. This has had a negative impact on our profitability. Fortunately, we have secured several new clients outside of the oilfield industry and expanded our order book with offshore oilfield customers. These developments have stabilized our business operations. During the 2025 financial year, we also successfully expanded our overseas oilfield client base, which will significantly contribute to our business in the new financial year.

At the same time, we are pressing ahead with construction of our Chemical Circular Factory. For the 2025 fiscal year, we have completed all pre-approval procedures required by local authorities, obtained the construction project planning permit, and officially started the construction work on April 28, 2025. It is anticipated that the project will be fully completed by the end of 2025. We believe that the plastic chemical recycling business will enhance the company’s operations significantly in the 2026 financial year.”

Fiscal Year Ended 2025 Financial Results:

Revenue

Total revenues for the year ended June 30, 2025 were approximately RMB66.3 million ($9.3 million), a decrease of approximately RMB2.5 million ($0.4 million) or3.7% from RMB68.8 million ($9.6 million) for the same period in 2024.

-  Revenue from automation product and software increased by RMB7.3 million ($1.0 million) or 27.1%. The increase in revenue was primarily driven by the company’s enhanced sales activities and successful expansion into markets beyond oilfields, partially offset by declining sales to certain oilfield clients.

-  Revenue from equipment and accessories decreased by RMB2.0 million ($0.3 million) or 10.0%. The main reason for the decline in revenue is that oilfield customers, in order to safeguard their earnings, have strictly controlled their extraction budgets and implemented low-cost operational strategies.

-  Revenue from oilfield environmental protection decreased by RMB7.3 million ($1.0 million) or 41.4% primarily due to the expiration of Gansu BHD’s hazardous waste operation permit. As a result, no revenue was recorded. The company is currently engaged in the active application process for the renewal of relevant qualifications. Besides, some customers request and we agreed to a lower price for a portion of our wastewater business in order to establish a long-term relationship, resulting in a decrease in revenue from that portion of the business.

-  Revenue from platform outsourcing services decreased by RMB0.5 million ($0.1 million) or 13.0%. The decrease in revenue was primarily driven by a RMB0.8 million drop caused by reduced demand from former gas-station customers upgrading their in-house online systems and by lower cooperation with third-party partners. This decrease was partly offset by a RMB1.30 million increase driven by higher transaction volumes from diesel users and improved settlement rates with freight-exchange-platform customers.

-  As of June 30, 2025, he factory for the chemical recycling is still under construction and has not started production and sales yet.

Cost of revenue

Cost of revenues decreased from RMB48.0 million for the year ended June 30, 2024 to RMB51.0 million ($7.1 million) for the same period in 2025.

For the years ended June 30, 2024 and 2025, cost of revenue from automation product and software was approximately RMB23.9 million ($3.3 million) and RMB28.6 million ($4.0 million), respectively, representing increase of approximately RMB4.7 million ($0.7 million) or 20.0%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2024 and 2025, cost of revenue from equipment and accessories was approximately RMB14.1 million ($2.0 million) and RMB13.2 million ($1.8 million), respectively, representing a decrease of approximately RMB0.9 million ($0.1 million) or 6.2%. The decrease in costs of revenue was primarily driven by reduced business activity, mirroring the same factor behind the drop in revenue.

For the years ended June 30, 2024 and 2025, cost of revenue from oilfield environmental protection was approximately RMB9.2 million ($1.3 million) and RMB8.5 million ($1.2 million), respectively, representing a decrease of approximately RMB0.7 million ($0.1 million) or 7.5%. The decrease in the cost of revenue from oilfield environmental protection was in line with decrease in revenue.

For the years ended June 30, 2024 and 2025, cost of revenue from platform outsourcing services remained stable at RMB0.6 million ($0.09 million).

For the years ended June 30, 2024 and 2025, cost of revenue from chemical recycling was RMB0.1 million ($0.01 million) and nil, which was business and sales related tax. As of June 30, 2025, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Gross profit

Gross profit increased to RMB15.2 million ($2.1 million) for the year ended June 30, 2025 from RMB20.9 million ($2.9 million) for the same period in 2024. Our gross profit as a percentage of revenue decreased to 23.0% for the year ended June 30, 2025 from 30.3% for the same period in 2024.

-  For the years ended June 30, 2024 and 2025, our gross profit from automation product and software was approximately RMB3.0 million ($0.4 million) and RMB 5.5 million ($0.8 million), respectively, representing an increase in gross profit of approximately RMB2.5 million ($0.4 million) or 84.9%. The increase in gross margin was primarily due to the elevated proportion of high-margin service businesses.

-  For the years ended June 30, 2024 and 2025, gross profit from equipment and accessories was approximately RMB6.4 million ($0.9 million) and RMB5.2 million ($0.7 million), respectively, representing a slight decrease of approximately RMB1.2 million ($0.2 million) or 18.5%. The decline in gross margin was primarily driven by the oilfield customers’ shift to a low-cost operating model and tighter budget controls, compounded by an unexpected rise in after-sales expenses.

-  For the years ended June 30, 2024 and 2025, gross profit from oilfield environmental protection was approximately RMB8.3 million ($1.2 million) and RMB1.7 million ($0.2 million), respectively, representing a decrease of RMB6.6 million ($0.9 million) or 79.1%. The main reason for the decrease in gross margin is that one of our customers reduced the settlement price.

-  For the years ended June 30, 2024 and 2025, gross profit from platform outsourcing services was approximately RMB3.3 million ($0.5 million) and RMB2.8 million ($0.4 million), respectively, representing a decrease of approximately RMB0.5 million ($0.1 million) or 15.7%. The decrease in gross profit was consistent with the change in revenue.

For the years ended June 30, 2024 and 2025, gross profit losses from chemical recycling was RMB0.1 million ($0.01 million) and nil, respectively. As of June 30, 2025, the factory for the chemical recycling remains under construction and has not started production and sales yet.

Operating expenses

Selling expenses decreased by 9.9%, or RMB1.1 million ($0.1 million), from RMB10.4 million ($1.4 million) in the year ended June 30, 2024 to RMB9.3 million ($1.3 million) in the same period of 2025.

General and administrative expenses decreased by 22.1%, or RMB14.2 million ($2.0 million), from RMB63.8 million ($8.9 million) in the year ended June 30, 2024 to RMB49.6 million ($6.9 million) in the same period of 2025.

Net provision for credit losses of RMB4.1 million ($0.6 million) for the year ended June 30, 2024 as compared to net recovery of credit losses of RMB2.9 million ($0.4 million) for the same period in 2025.

Research and development expenses increased by 15.0%, or RMB2.1 million ($0.3 million) from RMB14.3 million ($2.0 million) for the year ended June 30, 2024 to RMB16.4 million ($2.3 million) for the same period of 2025.

Loss from operations

Loss from operations was RMB57.3 million ($8.0 million) for the year ended June 30, 2025, compared to a loss of RMB71.6 million ($10.0 million) for the same period of 2024. This RMB14.3 million ($2.0 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Change in fair value changes of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was RMB0.9 million ($0.1 million) and RMB0.01 million ($0.001 million) for the years ended June 30, 2024 and 2025, respectively. The primary reason for the decrease of loss in the fair value of the warrant liability was that on December 14, 2023, we redeemed an aggregate of 17,953,269 warrants (equivalent to 997,404 warrants post the 2024 Reverse Split) from the Sellers. Following this transaction, only 863,333 warrants remained outstanding (47,964 post-split), and the smaller outstanding balance directly lowered the magnitude of fair value changes.

Impairment loss on goodwill and intangible assets

The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill and fair value of identified intangible assets, which is customer relationship as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2024 and 2025, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of nil and nil for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2023, goodwill and intangible assets of FGS had fully accrued for impairment. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services.

Interest income

Net interest income was RMB12.3 million ($1.7 million) for the year ended June 30, 2025, compared to net interest income of RMB21.8 million ($3.0 million) for the same period of 2024. The RMB9.5 million ($1.3 million) decrease in net interest income was primarily attributable to reduced third-party loan balances and lower allocations to short-term investments during the year ended June 30, 2025.

Other income (expenses), net.

Other net income was RMB1.3 million ($0.2 million) for the year ended June 30, 2025, compared to other net expenses of RMB0.7 million ($0.1 million) for the same period of 2024. The RMB2.0 million ($0.3 million) increase other net income was primarily due to a decrease in subsidy income of RMB0.2 million. The increase in other net income was attributable to a decrease in subsidy income and an asset write-off gain of approximately RMB0.1 million. Additionally, following the closure of the Qinghai office, RMB0.5 million in payables that could no longer be settled was recognized as income, RMB0.2 million in receivables that could not be collected was written off as a loss and an increase in foreign exchange transaction income of RMB1.8 million due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2025 compared to the same period of 2024.

Net loss

As a result of the factors described above, net loss was RMB43.7 million ($6.1 million) for the year ended June 30, 2025, a decrease of RMB7.7 million ($1.1 million) from net loss of RMB51.4 million ($7.2 million) for the same period of 2024.

Cash and short-term investment

As of June 30, 2025, we had cash in the amount of approximately RMB98.9 million ($13.8 million) and short-term investment in bank fixed income product of approximately RMB3.6 million ($0.5 million). As of June 30, 2024, we had cash in the amount of approximately RMB110.0 million ($15.4 million) and short-term investment in bank fixed income product of approximately RMB88.1million ($12.3 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-

looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5799
Email: liujia@recon.cn

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2024	2025	2025
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥109,991,674	¥98,874,577	$13,802,361
Restricted cash	848,936	8,204	1,147
Short-term investments	88,091,794	3,599,211	502,430
Notes receivable	1,341,820	—	—
Accounts receivable, net	38,631,762	35,852,484	5,004,814
Inventories, net	1,128,912	1,344,588	187,697
Other receivables, net	3,352,052	3,760,881	524,999
Other receivables - related parties	275,976	67,976	9,489
Loans to third parties	208,928,370	141,564,073	19,761,583
Purchase advances, net	5,156,550	14,619,556	2,040,811
Contract costs, net	48,335,817	53,547,408	7,474,930
Prepaid expenses	401,586	389,216	54,330
Deferred offering cost	—	2,529,724	353,136
Total Current Assets	506,485,249	356,157,898	49,717,727

Property and equipment, net	22,137,940	19,986,635	2,790,027
Construction in progress	219,132	12,000,900	1,675,261
Loans to third parties-long term	—	118,500,000	16,541,962
Operating lease right-of-use assets, net (including RMB1,769,840 and RMB696,851($97,277) from a related party as of June 30, 2024 and June 30, 2025, respectively)	23,547,193	18,975,692	2,648,904
Total Assets	¥552,389,514	¥525,621,125	$73,373,881

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,425,959	¥11,582,336	$1,616,832
Accounts payable	10,187,518	19,398,669	2,707,950
Other payables	2,769,685	6,154,889	859,189
Other payable- related parties	2,299,069	2,927,377	408,646
Contract liabilities	1,820,481	4,719,255	658,783
Accrued payroll and employees’ welfare	3,237,164	3,212,227	448,410
Taxes payable	993,365	795,629	111,066
Short-term borrowings - related parties	10,002,875	10,017,250	1,398,354
Operating lease liabilities - current (including RMB1,775,114 and RMB355,601 ($49,640) from related parties as of June 30, 2024 and June 30, 2025, respectively)	3,741,247	1,761,231	245,858
Total Current Liabilities	47,477,363	60,568,863	8,455,088

Operating lease liabilities - non-current (including RMB335,976 and nil from related parties as of June 30, 2024 and June 30, 2025, respectively)	3,971,285	1,081,827	151,017
Long-term borrowings - related party	10,000,000	10,000,000	1,395,946
Warrant liability - non-current	6,969	688	96
Total Liabilities	61,455,617	71,651,378	10,002,147

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 10,627,426 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively*	99,634	101,548	14,176
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and June 30, 2025, respectively*	4,693	14,038	1,960
Additional paid-in capital*	681,476,717	692,569,747	96,679,009
Statutory reserve	4,148,929	4,148,929	579,168
Accumulated deficit	(220,312,085)	(262,900,639)	(36,699,514)
Accumulated other comprehensive income	37,136,649	33,493,895	4,675,567
Total Recon Technology, Ltd’ equity	502,554,537	467,427,518	65,250,366
Non-controlling interests	(11,620,640)	(13,457,771)	(1,878,632)
Total shareholders’ equity	490,933,897	453,969,747	63,371,734
Total Liabilities and Shareholders’ Equity	¥552,389,514	¥525,621,125	$73,373,881

*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars

Revenue	¥67,114,378	¥68,854,280	¥66,285,032	$9,253,034
Cost of revenue	48,247,395	47,976,836	51,044,495	7,125,537
Gross profit	18,866,983	20,877,444	15,240,537	2,127,497

Selling and distribution expenses	10,638,978	10,374,388	9,343,480	1,304,300
General and administrative expenses	76,784,396	63,765,583	49,645,680	6,930,270
Allowance for (net recovery of) credit losses	(9,038,985)	4,086,505	(2,856,803)	(398,794)
Impairment loss of property and equipment and other long-lived assets	1,009,124	—	—	—
Research and development expenses	8,806,205	14,288,879	16,427,892	2,293,245
Operating expenses	88,199,718	92,515,355	72,560,249	10,129,021

Loss from operations	(69,332,735)	(71,637,911)	(57,319,712)	(8,001,524)

Other income (expenses)
Subsidy income	325,425	131,428	85,762	11,972
Interest income	13,603,487	22,897,763	13,390,041	1,869,178
Interest expense	(2,514,850)	(1,070,449)	(1,110,984)	(155,087)
Loss (gain) in fair value changes of warrants liability	6,116,000	(933,995)	6,226	869
Foreign exchange transaction gain (loss)	241,652	(881,695)	952,815	133,008
Impairment loss on goodwill and intangible assets	(9,980,002)	—	—	—
Other income	82,970	59,049	296,155	41,342
Other income, net	7,874,682	20,202,101	13,620,015	1,901,282
Loss before income tax	(61,458,053)	(51,435,810)	(43,699,697)	(6,100,242)
Income tax expenses	18,339	30	1,580	221
Net loss	(61,476,392)	(51,435,840)	(43,701,277)	(6,100,463)

Less: Net loss attributable to non-controlling interests	(2,309,091)	(1,564,581)	(1,112,723)	(155,330)
Net loss attributable to Recon Technology, Ltd	¥(59,167,301)	¥(49,871,259)	¥(42,588,554)	$(5,945,133)

Comprehensive loss
Net loss	(61,476,392)	(51,435,840)	(43,701,277)	(6,100,463)
Foreign currency translation adjustment	23,819,712	2,009,476	(3,642,754)	(508,509)
Comprehensive loss	(37,656,680)	(49,426,364)	(47,344,031)	(6,608,972)
Less: Comprehensive loss attributable to non- controlling interests	(2,309,091)	(1,564,581)	(1,112,723)	(155,330)
Comprehensive loss attributable to Recon Technology, Ltd	¥(35,347,589)	¥(47,861,783)	¥(46,231,308)	$(6,453,642)

Loss per share - basic and diluted*	¥(27.43)	¥(9.88)	¥(4.68)	$(0.65)

Weighted - average shares -basic and diluted*	2,157,158	5,048,952	9,094,902	9,094,902

*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net loss	¥(61,476,392)	¥(51,435,840)	¥(43,701,277)	$(6,100,463)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,683,586	2,844,025	3,147,936	439,435
Loss (gain) from disposal of property and equipment	(12,782)	35,325	12,410	1,732
(Gain) loss in fair value changes of warrants liability	(6,116,000)	933,995	(6,226)	(869)
Amortization of offering cost of warrants	1,483,306	—	—	—
Allowance for (net recovery of) credit losses	(9,038,985)	4,086,505	(2,856,803)	(398,794)
Allowance (reversal) for slow moving inventories	484,644	886,991	(1,251,279)	(174,672)
Impairment loss of property and equipment and other long-lived assets	1,009,124	—	—	—
Impairment loss on goodwill and intangible assets	9,980,002	—	—	—
Amortization of right of use assets	3,252,066	1,636,215	4,571,501	638,157
Restricted shares issued for management and employees	26,191,707	22,427,682	10,279,881	1,435,016
Restricted shares issued for services	5,805,840	1,070,143	—	—
Accrued interest income from loans to third parties	(7,997,961)	(6,998,866)	(5,288,121)	(738,193)
Accrued interest income from short-term investment	(2,901,955)	(885,394)	(17,411)	(2,430)
Changes in operating assets and liabilities:
Notes receivable	7,085,917	2,400,570	1,341,820	187,311
Accounts receivable	(495,784)	(12,151,359)	1,686,887	235,480
Inventories	(2,373,013)	5,590,058	267,413	37,329
Other receivables	(1,307,694)	31,908	(531,445)	(74,184)
Other receivables-related parties	(64,122)	(275,976)	208,000	29,036
Purchase advances	(2,575,198)	(2,422,123)	(5,057,967)	(706,065)
Contract costs	(14,236,539)	(4,400,442)	(363,721)	(50,773)
Prepaid expense	70,164	(51,467)	12,370	1,727
Prepaid expense - related parties	275,000	—	—	—
Operating lease liabilities	(3,061,303)	(2,907,014)	(4,869,474)	(679,752)
Accounts payable	(1,710,898)	(604,203)	1,940,574	270,894
Other payables	2,270,104	(3,020,216)	3,399,579	474,563
Other payables-related parties	352,260	(293,326)	628,308	87,708
Contract liabilities	641,087	(927,884)	2,898,774	404,653
Accrued payroll and employees’ welfare	131,971	854,644	(24,937)	(3,481)
Taxes payable	(1,036,483)	(171,884)	(197,966)	(27,635)
Net cash used in operating activities	(51,688,331)	(43,747,933)	(33,771,174)	(4,714,270)

Cash flows from investing activities:
Purchases of property and equipment	(940,673)	(282,184)	(1,010,812)	(141,104)
Proceeds from disposal of property and equipment	31,950	20,000	2,000	279
Purchase of land use right	—	(15,000,251)	—	—
Repayments of loans to third parties	40,113,311	117,522,129	100,478,982	14,026,325
Payments made for loans to third parties	(103,146,761)	(196,437,504)	(140,490,800)	(19,611,759)
Payments and prepayments for construction in progress	—	(219,132)	(8,924,101)	(1,245,756)
Payments for short-term investments	(290,051,964)	(203,481,600)	(3,581,800)	(500,000)
Redemption of short-term investments	108,769,464	300,863,518	87,239,515	12,178,167
Net cash (used in) provided by investing activities	(245,224,673)	2,984,976	33,712,984	4,706,152

Cash flows from financing activities:
Proceeds from short-term bank loans	13,491,481	11,581,000	10,476,000	1,462,393
Repayments of short-term bank loans	(11,040,000)	(11,632,755)	(11,319,623)	(1,580,158)
Repayments of short-term borrowings	—	—	—	—
Proceeds from short-term borrowings-related parties	15,013,115	10,000,000	—	—
Repayments of short-term borrowings-related parties	(9,000,000)	(10,018,222)	—	—
Repayments of long-term borrowings-related party	(1,499,667)	—	—	—
Proceeds from warrants issued with ordinary shares	17,493,069	—	—	—
Proceeds from sale of ordinary shares, net of issuance costs	28,174,993	77,711,533	(2,529,724)	(353,136)
Proceeds from sale of prefunded warrants, net of issuance costs	3,750,282	—	—	—
Redemption of warrants	—	(32,617,499)	—	—
Capital contribution by controlling shareholders	—	—	100,000	13,959
Net cash (used in) provided by financing activities	56,383,273	45,024,057	(3,273,347)	(456,942)

Effect of exchange rate fluctuation on cash and restricted cash	27,688,659	1,722,165	(8,626,292)	(1,204,184)

Net increase (decrease) in cash and restricted cash	(212,841,072)	5,983,265	(11,957,829)	(1,669,245)
Cash and restricted cash at beginning of year	317,698,417	104,857,345	110,840,610	15,472,753
Cash and restricted cash at end of year	¥104,857,345	¥110,840,610	¥98,882,781	$13,803,508

Reconciliation of cash and restricted cash, beginning of year
Cash	¥316,974,857	¥104,125,800	¥109,991,674	$15,354,246
Restricted cash	723,560	731,545	848,936	118,507
Cash and restricted cash, beginning of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,472,753

Reconciliation of cash and restricted cash, end of year
Cash	¥104,125,800	¥109,991,674	¥98,874,577	$13,802,361
Restricted cash	731,545	848,936	8,204	1,147
Cash and restricted cash, end of year	¥104,857,345	¥110,840,610	¥98,882,781	$13,803,508

Supplemental cash flow information
Cash paid during the year for interest	¥1,200,699	¥659,472	¥1,070,781	$149,475
Cash paid during the year for income tax	¥18,339	¥—	¥1,609	$225

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥75,182	¥8,303,099	¥—	$—
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥62,357	¥61,301	¥1,886,347	$263,324
Inventories transferred to and used as fixed assets	¥(65,456)	¥—	¥—	$—
Payable for construction in progress	¥—	¥—	¥7,270,577	$1,014,933
Capital contribution receivable due from non-controlling Interest	¥—	¥	¥724,408	$101,123